UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 7, 2022

Commission File Number: 001-38863

Jumia Technologies AG

(Translation of registrant’s name into English)

Skalitzer Straße 104

10997 Berlin, Germany

+49 (30) 398 20 34 54

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 7, 2022, Jumia Technologies AG issued a press release to announce the resignation of its Co-Chief Executive Officers and Co-Founders, and management board members, Jeremy Hodara and Sacha Poignonnec. Francis Dufay and Antoine Maillet-Mezeray have been appointed to the management board. The press release announcing these management changes is furnished as Exhibit 99.1 hereto.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Press Release, dated November 7, 2022.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jumia Technologies AG

By	/s/ Antoine Maillet-Mezeray
Name:	Antoine Maillet-Mezeray
Title:	Member of the Management Board

Date: November 7, 2022